UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Nasdaq Stock Market, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

63110318

(CUSIP Number)

Magnus Billing, Esq.

OMX AB

Tullvaktsvägen 15

105 78 Stockholm, Sweden

(46) 8-405-60-00

Copies to:

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63110318	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OMX AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,837,981
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,837,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

2

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 4, 2007 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on August 29, 2007, Amendment No. 2 to the Schedule 13D filed on September 21, 2007 and Amendment No. 3 to the Schedule 13D filed on November 6, 2007, and relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Liberty Plaza, New York, NY 10006. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

The responses to Item 5 (Interest in Securities of the Issuer) and Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) are hereby amended as follows.

Item 5.	Interest in Securities of the Issuer.

(a)           The response set forth in the second and third paragraphs of Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:

On November 14, 2007, Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P. and H&F International Partners IV-B, L.P. (the “H&F Entities”) completed the sale of 23,545,368 shares of the Issuer's Common Stock, constituting all of the Securities subject to the H&F Voting Agreement, in a public offering (the “H&F Sale”). As a result of the H&F Sale, the H&F Voting Agreement terminated in accordance with its terms. Accordingly, the Reporting Person is amending its filing to reflect the current number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person pursuant to the Voting Agreements.

Subsequent to the H&F Sale, the Securities subject to the Voting Agreements are 496,421 shares of the Issuer’s Common Stock and Notes convertible into 8,768,703 shares of Common Stock, which together represent approximately 6.3% of the voting rights attributable to the Issuer’s outstanding Common Stock and Notes. (This percentage was calculated on the basis of 113,785,836 shares of Common Stock outstanding as of November 2, 2007 and $445 million principal amount of outstanding Notes (convertible into 30,689,655 shares of Common Stock), in each case as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.) The voting rights of the Securities subject to the Voting Agreements are limited, however, as described in Item 4.

Based on the foregoing, the Reporting Person may be deemed to have beneficial ownership of 7,837,981 shares of the Issuer’s Common Stock, which represents approximately 5.3% of the Issuer’s Common Stock, calculated on the basis set forth in the prior paragraph. The Reporting Person is filing this Statement solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)           The response set forth in Item 5(b) of the Schedule 13D is hereby amended in its entirety as follows:

The Reporting Person may share (with the relevant Securityholder) the right to vote the 7,837,981 shares referred to in paragraph (a) above.

3

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

As noted above, the H&F Voting Agreement terminated in accordance with its terms as a result of the H&F Sale.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007

OMX AB

By:	/s/ Magnus Billing
Name: Magnus Billing
Title: General Counsel